

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2021

Michele Ciavarella
Chairman of the Board of Directors
Elys Game Technology, Corp.
130 Adelaide Street, West, Suite 701
Toronto, Ontario, Canada M5H 2K4

  Re: Elys Game Technology, Corp.
    Registration Statement on Form S-3
    Filed June 4, 2021
    File No. 333-256815

Dear Ms. Ciavarella:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Patrick J. Egan